PRESS RELEASE

Contacts:

Anthony M. Sanfilippo	Keith R. Knox
CEO	President
201-216-0100	201-216-0100

Andrew Lewin

Investor Relations

alewin@hudsonsecurities.com

FOR IMMEDIATE RELEASE	November 16, 2009

HUDSON HOLDING CORPORATION ANNOUNCES 19% SIX MONTHS REVENUES INCREASE OVER PRIOR YEAR, 2% DECREASE FOR THREE MONTHS

Jersey City, NJ, November 16, 2009: Hudson Holding Corporation (OTC Bulletin Board: HDHL.OB-News) announced that it filed its results for the fiscal quarter ended September 30, 2009 with the Securities and Exchange Commission today.

“While we’re pleased with the 19% increase in six month year-to-date revenue growth that Hudson achieved over the prior year, we have initiated a firm wide review of our business in an effort to improve margins.” said Tony Sanfilippo, Hudson’s Chief Executive Officer. “We continue to expand our institutional sales effort and to pursue a variety of strategic opportunities, including expansion of some of our current business lines. This will be facilitated by our recently completed $4.3 million financing from our stakeholders. Our loss this quarter is largely attributable to costs driven by our expansion and certain non cash charges incurred in connection with our recent change in management.”

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(unaudited)	2009	2008	2009	2008
Sales and trading	$4,751,679	$6,116,833	$10,661,059	$9,634,720
Commissions and fees	4,539,240	3,242,767	10,133,528	7,488,220
Net interest and other income	180,918	352,270	354,353	652,623

Total revenues	$9,471,837	$9,711,870	$21,148,940	$17,775,563

Net loss	$(2,241,584)	$(123,826)	$(3,340,740)	$(966,481)

Basic and diluted EPS	$(0.05)	$(0.00)	$(0.07)	$(0.02)

Total revenues for the three months ended September 30, 2009 was approximately $9.5 million as compared to $9.7 million during the same period in the prior fiscal year, a decrease of 2%. Net trading gains for the three months ended September 30, 2009 was approximately $4.8 million as compared to $6.1 million during the same period in the prior fiscal year, representing a decrease of 22%. Commission revenues increased 40% for the three months ended September 30, 2009, to approximately $4.5 million from $3.2 million during the same period in the prior fiscal year, primarily due to an expansion of our institutional sales effort. The net loss increased to approximately $2.2 million for the three months ended September 30, 2009, from a $0.1 million loss during the same period in the prior fiscal year.

Total revenues increased 19% for the six months ended September 30, 2008, to approximately $21.1 million from $17.8 million for the same period in the prior fiscal year. Net trading gains increased 11% for the six months ended September 30, 2009, to approximately $10.7 million from $9.6 million during the same period in the prior fiscal year. Commission revenues increased 35% for the six months ended September 30, 2009, to approximately $10.1 million from $7.5 million during the same period in the prior fiscal year, primarily due to a significant expansion of our institutional sales effort. The net loss increased to approximately $3.4 million for the six months ended September 30, 2009, from a $1.0 million loss during the same period in the prior fiscal year.

	September 30,		March 31,
	2009		2009
	(unaudited	)
Hudson Holding Corporation
Stockholders’ equity	$10,754,866		$13,637,689

Total assets	$14,463,119		$17,106,939

Hudson Securities, Inc.
Net capital	$5,076,523		$6,109,287

Excess net capital	$4,076,523		$5,109,287

Hudson Holding Corporation is a publicly traded company on the OTC Bulletin Board under the symbol “HDHL” and is the parent of Hudson Securities, Inc. and Hudson Technologies, Inc. Hudson Securities, Inc. is dedicated to meeting the liquidity needs of its clients—institutions, hedge funds, asset managers, and broker dealers—by providing execution solutions and making markets in over 15,000 U.S. and foreign securities and ADRs. As a registered broker-dealer under the Securities Exchange Act of 1934, Hudson Securities is a member of the Financial Industry Regulatory Authority (“FINRA”) and has been in business since 1984. Hudson Technologies provides technology services to Hudson Securities and client companies.

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here; however, readers should review carefully reports or documents the Company files periodically with the Securities and Exchange Commission.

HUDSON HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2009	2008	2009	2008
Revenues:
Trading gains, net	$4,751,679	$6,116,833	$10,661,059	$9,634,720
Commissions and fees	4,539,240	3,242,767	10,133,528	7,488,220
Interest and other income	180,918	352,270	354,353	652,623

	9,471,837	9,711,870	21,148,940	17,775,563

Expenses:
Salaries and related costs	2,978,584	2,009,988	5,187,142	4,171,547
Commissions, execution and clearing charges	5,733,076	5,330,999	12,984,454	9,792,576
Communications	1,571,011	1,410,571	3,299,589	2,781,936
Occupancy	436,671	319,482	859,013	596,739
Professional fees	260,906	216,287	740,676	789,801
Business development	185,640	220,865	346,451	425,013
Other	516,533	399,931	993,895	740,072

	11,682,421	9,908,123	24,411,220	19,297,684

Loss before income tax benefit	(2,210,584)	(196,253)	(3,262,280)	(1,522,121)
Income tax benefit	31,000	(72,427)	78,460	(555,640)

Net loss	$(2,241,584)	$(123,826)	$(3,340,740)	$(966,481)

Loss per share – basic and diluted	$(0.05)	$(0.00)	$(0.07)	$(0.02)

Weighted average number of shares outstanding – basic and diluted	47,794,537	45,125,185	47,794,537	41,507,698

HUDSON HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

	September 30, 2009	March 31, 2009
	(unaudited)
ASSETS

Cash and cash equivalents	$534,303	$6,694,914
Cash – restricted	383,393	252,408
Receivable from clearing broker	6,758,734	1,294,689
Securities owned, at fair value	1,593,098	2,246,488
Income taxes receivable	97,040	75,040
Furniture, equipment, capitalized software and leasehold improvements, net	1,009,987	1,182,028
Deferred tax assets	1,515,000	1,515,000
Other assets	818,719	866,027
Prepaid compensation	641,666	1,869,167
Goodwill	1,111,179	1,111,179

	$14,463,119	$17,106,940

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Securities sold, but not yet purchased, at fair value	$408,314	$637,829
Commissions payable	1,176,760	1,259,987
Income taxes payable	3,800	60,827
Payable to clearing brokers	—	48,833
Accrued expenses and other liabilities	2,119,379	1,461,774

Total liabilities	3,708,253	3,469,250

Commitments and contingencies

Stockholders’ equity:

Preferred stock, $.001 par value; 1,000,000 shares authorized, none issued	—	—
Common stock, $.001 par value; 200,000,000 shares authorized; 47,794,537 shares issued and outstanding at September 30, and March 31, 2009	47,795	47,795
Additional paid-in capital	18,252,437	17,794,521
Accumulated deficit	(7,545,366)	(4,204,626)

Total stockholders’ equity	10,754,866	13,637,690

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